FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

     Sales Performance 1st Quarter/2012
Gross same-store sales up 9.6% in the period

São Paulo, Brazil, April 12, 2012 - Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Viavarejo S.A. [BM&FBOVESPA: VVAR3] announce its sales performance for the 1st quarter of 2012.

1Q12 RESULTS OF GRUPO PÃO DE AÇÚCAR (GPA)

Gross sales totaled R$ 13.660 billion, up 10.4% for total stores in comparison with 1Q11, due mainly to the outstanding performance of the Assaí, Minimercado Extra and Ponto Frio banners. Same-store sales were up 9.6% over the same year-ago period.

	Gross Same Store Sales Δ %	Gross Sales (R$ billion)		Net Sales (R$ billion)
	1Q12	1Q12	Δ %	1Q12	Δ %

GPA Food	9.3%	7.371	11.0%	6.656	11.2%
Food	9.4%
Non-Food	9.2%

Viavarejo	10.0%	6.289	9.7%	5.491	12.4%
Bricks & Mortar	9.2%
Nova Pontocom	15.3%
E-Commerce	21.2%
Total GPA	9.6%	13.660	10.4%	12.147	11.8%

BUSINESSES PERFORMANCE

GPA Food
✓	Gross same-store sales were up 9.3%. In real terms (i.e., as deflated by the IPCA consumer index), sales increased 4.1%.

✓	Among the banners, the highlights were Assaí, Extra Super and Minimercado Extra, whose gross same-store sales outpaced the Group average.

✓	Sales in the food category increased 9.4% in the period.

✓

In the non-food category, the standout was the textile sector under the Extra banner, following the adoption of a new strategy for the Fall/Winter collection. The launch campaign involved the participation of actress Camila Pitanga and design by stylist Marcelo Sommer.

✓	Two stores opened, of which one Extra Hiper and one Assaí, in addition to the five conversions from Extra Fácil to Minimercado Extra. Another 14 stores are under construction.

Viavarejo
✓

Viavarejo s gross same-store sales were up 10.0% in the quarter. In real terms, considering deflation in the electronics category and inflation in the furniture and mattress categories in the last 12 months, as announced by the IBGE, real growth was 15.7%.

✓	The bricks-and-mortar stores increased 9.2%.

✓

During the first quarter of 2012, Casas Bahia and Ponto Frio stores undertook important marketing initiatives, and continued the process of reviewing and adjusting the product mix, in addition to recasting the stores to the planned positionings.

✓

Nova Pontocom increased 15.3%, including Atacado (wholesales). It is worth noting that sales through the sites were up 21.2% over 1Q11, strengthening the role of the purchasing experience as a differentiating factor.

UPCOMING DATES

1Q12 Results Release Monday, May 07, 2012 After market close	1Q12 Earnings Conference Call and Webcast Tuesday, May 08, 2012 11:00 a.m.(Brasilia) | 10:00 a.m (NY) | 3:00 (London)

In line with corporate governance best practices, to ensure equity and transparency in the release of the 1Q12 results Grupo Pão de Açúcar and Viavarejo S.A. will observe a quiet period from April 23 to May 7, 2012, after the earnings release.

CONTACTS

Investor Relations – GPA and Globex Phone: (5511) 3886-0421 Fax: (5511) 3884-2677 gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br www.globex.com.br/ri

Media Relations – GPA Phone: (5511) 3886-3666
imprensa@grupopaodeacucar.com.br
Media Relations - Globex
Phone: (5511) 4225-9228
Social Media News Room
http://imprensa.grupopaodeacucar.com.br/category/gpa/
Twitter - Press
@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar: 0800-7732732 / Extra: 0800-115060 Ponto Frio (5511) 40023388 / Casas Bahia: (5511) 3003-8889

The information presented is preliminary, unaudited and subject to review. It is based on consolidated figures and denominated in Reais, in accordance with Brazilian Corporate Law.

The change and growth calculations are based on the same period in the previous year, except where otherwise indicated.

The basis for calculating same-store sales is defined by the sales registered in stores that have been operating for at least 12 consecutive months and have not been closed for seven consecutive days or more in this period. Acquisitions are not included in the same-store calculation basis in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA in the 12 months ended Marchr 2012 was 5.24%.

About Grupo Pão de Açúcar and Globex: Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,800 points of sale and electronic channels. The Group’s multiformat structure consists of the GPA Food and Globex operations. GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood convenience stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores. GPA Food’s business is divided into Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas station). Globex’s operations consist of bricks-and-mortar stores selling electronics/home appliances (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br). Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results, growth potential of the Group and market and macroeconomic estimates, constitute mere forecasts and were based on beliefs, intentions and expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil s general economic performance, on the industry and on international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 12, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.